

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Via E-mail
Deepak Sogani
Chief Financial Officer
WNS (Holdings) Limited
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai, 400 079,

>   **Re: WNS (Holdings) Limited**
>   **Form 20-F & Form 20-F/A for Fiscal Year Ended March 31, 2012**
>   **Filed April 26, 2012 and July 20, 2012, respectively**
>   **File No. 001-32945**

Dear Mr. Sogani:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 83

1.   On page 72 you state that your profit margin is largely a function of your asset utilization and the rates you are able to recover for your services. We further note the metrics disclosed on page 73, which include your seat utilization rate. Please consider revising your disclosures to include a discussion regarding these metrics and how they impacted your results of operations, more specifically your gross profit margins. We refer you to Section III.B of SEC Release 33-6835.

2.   We note from your disclosures in Note 23 that the "effect of foreign tax rates in foreign jurisdictions" significantly impacted your effective tax rate in both fiscal 2011 and 2012. To the extent that one or more countries had a more significant impact on your effective tax rate, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 5A of Form 20-F and Section III.B of SEC Release 33-8350.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 23. Income Taxes, page F-63

3.   We note your disclosure regarding the tax holidays and incentives available to the company in the various countries in which you do business. For all periods presented, tell us the aggregate dollar per share effect on earnings per share for these tax programs and, if material, tell us how you considered disclosing this information pursuant to SAB Topic 11C.

4.   You state on page F-66 that a deferred tax asset is not recognized in some of the group entities for the unused tax losses amounting to $45,945. Please clarify whether the $45,945 is the amount of the unused tax losses or the amount of the unrecognized deferred tax asset. In addition, considering your recent history of pre-tax income, please explain further the factors you considered in concluding it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. We refer you to paragraphs 35 – 36 of IAS 12. To the extent that the unused losses relate to certain jurisdictions in which you have a recent history of losses, revise your disclosures to clarify as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
         Min Yee Ng, Esq.
         Latham & Watkins LLP